EXHIBIT B

The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

NAME                            PRINCIPAL OCCUPATION

Lindsay A. Rosenwald, M.D.      Chairman of the Board and sole shareholder,
                                Paramount Capital Asset Management, Inc.,
                                Paramount Capital Investments LLC and Paramount
                                Capital, Inc.

Mark C. Rogers, M.D.            President of Paramount Capital Asset

Peter Morgan Kash               Director of Paramount Capital Asset

Dr. Yuichi Iwaki                Director of Paramount Capital Asset Management,
                                Inc., Professor, University of Southern
                                California School of Medicine

Item 2.

During the five years prior to the date hereof, the above person (to the best of Paramount Capital's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Additionally, during the five years prior to the date hereof, the above person (to the best of Paramount Capital's knowledge) has not been a party to a civil proceeding, of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

Please refer to Items 3-6 herein reporting the beneficial ownership.


                                 Page 12 of 15